

17006157

SEC
Mail Proce
Se**ANNUAL AUDITED REPORT**
MAR 0 1 **FORM X-17A-5**
**PART III**
Washington
406

| SEC FILE NUMBER |
| --- |
| 8- 48995 |

**FACING PAGE**

## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2016___ AND ENDING___12/31/2016___

MM/DD/YY                                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE LOGAN GROUP SECURITIES

| OFFICIAL USE ONLY |
| --- |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| FIRM I.D. NO. |
| --- |

2150 DOUGLAS BLVD, SUITE 240

(No. and Street)

ROSEVILLE                    CA                    95661

(City)                          (State)                    (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KEVIN LOGAN                                                      916.791.3200

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HANSEN & COMPANY

(Name – *if individual, state last, first, middle name*)

22320 FOOTHILL BLVD, SUITE 430          HAYWARD                    CA                    94541

(Address)                          (City)                          (State)                    (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



# OATH OR AFFIRMATION

I, ___KEVIN LOGAN_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___THE LOGAN GROUP SECURITIES_____ , as

of _____DECEMBER 31_____ , 20 _16___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

**KIM BOWER**
**COMM. # 2065769**
NOTARY PUBLIC-CALIFORNIA
PLACER COUNTY
MY COMM. EXP. MAY 23, 2018

_____2/28/17_____
Signature

**PROPRIETOR**
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (STATEMENT OF CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form X-17A-5

# FOCUS REPORT

## (Financial and Operational Combined Uniform Single Report)

## PART IIA [12]

*(Please read instructions before preparing Form.)*

This report is being filed pursuant to (Check Applicable Block(s)).
1) Rule 17a-5(a) [X] [16]    2) Rule 17a-5(b) [ ] [17]    3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19]    5) Other [ ] [26]

NAME OF BROKER-DEALER

THE LOGAN GROUP SECURITIES [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

2150 DOUGLAS BLVD. SUITE 240 [20]

(No. and Street)

ROSEVILLE [21]    CA [22]    95661 [23]
(City)    (State)    (Zip Code)

SEC FILE NO.
8-48995 [14]

FIRM I.D. NO.
40259 [15]

FOR PERIOD BEGINNING (MM/DD/YY)
01/01/2016 [24]

AND ENDING (MM/DD/YY)
12/31/2016 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN LOGAN [30]

(Area Code) — Telephone No.
916.791.3200 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

OFFICIAL USE

[32] [33]
[34] [35]
[36] [37]
[38] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?    YES [ ] [40]  NO [ ] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] [42]

**EXECUTION:**
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _February_ day of _27_ 20 _17_

Manual signatures of:

1) _____
Principal Executive Officer or Managing Partner

2) _____
Principal Financial Officer or Partner

3) _____
Principal Operations Officer or Partner

**ATTENTION** — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1695 (02-03) 1 of 16

# TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)
### HANSEN AND COMPANY

| 70 |

ADDRESS

| 22320 FOOTHILL BLVD, SUITE 430 | 71 | HAYWARD | 72 | CA | 73 | 94541 | 74 |
|---|---|---|---|---|---|---|---|
| Number and Street | | City | | State | | Zip Code | |

CHECK ONE

[X] Certified Public Accountant | 75 |

[ ] Public Accountant | 76 |

[ ] Accountant not resident in United States
or any of its possessions | 77 |

**FOR SEC USE**

---

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

| WORK LOCATION | REPORT DATE MM/DD/YY | DOC. SEQ. NO. | CARD | | | | |
|---|---|---|---|---|---|---|---|
| 50 | 51 | 52 | 53 | | | | |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER   THE LOGAN GROUP SECURITIES  | **N 3** | | 100

## STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) __12/31/2016__ | 99
SEC FILE NO. __8-48995__ | 98
Consolidated | 198
Unconsolidated | 199

| | Allowable | | Non-Allowable | | Total | |
|---|---|---|---|---|---|---|
| 1. Cash ...................................................... $ | 25,861 | 200 | | | $ 25,861 | 750 |
| 2. Receivables from brokers or dealers: | | | | | | |
|    A. Clearance account .......................... | | 295 | | | | |
|    B. Other ............................................ | 27,813 | 300 | $ | 550 | 27,813 | 810 |
| 3. Receivable from non-customers................ | | 355 | | 600 | | 830 |
| 4. Securities and spot commodities owned at market value: | | | | | | |
|    A. Exempted securities ...................... | | 418 | | | | |
|    B. Debt securities ............................. | | 419 | | | | |
|    C. Options......................................... | | 420 | | | | |
|    D. Other securities ........................... | 9074 | 424 | | | | |
|    E. Spot commodities ......................... | | 430 | | | 9074 | 850 |
| 5. Securities and/or other investments not readily marketable: | | | | | | |
|    A. At cost $ _____ 130 | | | | | | |
|    B. At estimated fair value ................. | | 440 | | 610 | | 860 |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | | 460 | | 630 | | 880 |
|    A. Exempted securities $ _____ 150 | | | | | | |
|    B. Other securities $ _____ 160 | | | | | | |
| 7. Secured demand notes: ........................... | | 470 | | 640 | | 890 |
|    Market value of collateral: | | | | | | |
|    A. Exempted securities $ _____ 170 | | | | | | |
|    B. Other securities $ _____ 180 | | | | | | |
| 8. Memberships in exchanges: | | | | | | |
|    A. Owned, at market $ _____ 190 | | | | | | |
|    B. Owned, at cost................................ | | | | 650 | | |
|    C. Contributed for use of the company, at market value ............................ | | | | 660 | | 900 |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships...... | | 480 | | 670 | | 910 |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization ............................................ | | 490 | | 680 | | 920 |
| 11. Other assets ......................................... | | 535 | 1586 | 735 | 1586 | 930 |
| 12. TOTAL ASSETS ............................... $ | 62,748 | 540 | $ 1586 | 740 | $ 64,334 | 940 |

OMIT PENNIES

| BROKER OR DEALER | THE LOGAN GROUP SECURITIES | as of 12/31/2016 |
|---|---|---|

### STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

#### LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | A.I. Liabilities | Non-A.I. Liabilities | Total |
|---|---|---|---|
| 13. Bank loans payable | $ [1045] | $ [1255] $13 | $ [1470] |
| 14. Payable to brokers or dealers: | | | |
| A. Clearance account | [1114] | [1315] | [1560] |
| B. Other | $10 [1115] | [1305] | [1540] |
| 15. Payable to non-customers | [1155] | [1355] | [1610] |
| 16. Securities sold not yet purchased, at market value | | [1360] | [1620] |
| 17. Accounts payable, accrued liabilities, expenses and other | [1205] | [1385] | [1685] |
| 18. Notes and mortgages payable: | | | |
| A. Unsecured | [1210] | | [1690] |
| B. Secured | [1211] $12 | [1390] $14 | [1700] |
| 19. E. Liabilities subordinated to claims of general creditors: | | | |
| A. Cash borrowings: | | [1400] | [1710] |
| 1. from outsiders $9 $ [970] | | | |
| 2. includes equity subordination (15c3-1(d)) of . . . $ [980] | | | |
| B. Securities borrowings, at market value from outsiders $ [990] | | [1410] | [1720] |
| C. Pursuant to secured demand note collateral agreements | | [1420] | [1730] |
| 1. from outsiders $ [1000] | | | |
| 2. includes equity subordination (15c3-1(d)) of . . . $ [1010] | | | |
| D. Exchange memberships contributed for use of company, at market value | | [1430] | [1740] |
| E. Accounts and other borrowings not qualified for net capital purposes | [1220] | [1440] | [1750] |
| 20. TOTAL LIABILITIES | $ [1230] | $ [1450] | $ [1760] |

#### Ownership Equity

| | | Total |
|---|---|---|
| 21. Sole Proprietorship | $15 $ | [1770] |
| 22. Partnership (limited partners) | $11 ($ [1020] ) | [1780] |
| 23. Corporation: | | |
| A. Preferred stock | 64,334 | [1791] |
| B. Common stock | | [1792] |
| C. Additional paid-in capital | | [1793] |
| D. Retained earnings | | [1794] |
| E. Total | | [1795] |
| F. Less capital stock in treasury | $16 ( | [1796] |
| 24. TOTAL OWNERSHIP EQUITY | $ 64,334 | [1800] |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | $ 64,334 | [1810] |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER    THE LOGAN GROUP SECURITIES

as of ___12/31/2016___

### COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition ........................................................................................ $ _____64,334_____ [3480]
2. Deduct ownership equity not allowable for Net Capital ........................................................................................ ▼19 ( _____ ) [3490]
3. Total ownership equity qualified for Net Capital ........................................................................................ _____64,334_____ [3500]
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital ........................... _____ [3520]
   B. Other (deductions) or allowable credits (List) ........................................................................................ [3525]
5. Total capital and allowable subordinated liabilities ........................................................................................ $ _____64,334_____ [3530]
6. Deductions and/or charges:
   A. Total non-allowable assets from
      Statement of Financial Condition (Notes B and C) ...............................▼17 $ _____1586_____ [3540]
   B. Secured demand note delinquency ........................................................ _____ [3590]
   C. Commodity futures contracts and spot commodities –
      proprietary capital charges ........................................................ _____ [3600]
   D. Other deductions and/or charges ........................................................ _____ [3610]  ( _____1586_____ ) [3620]
7. Other additions and/or allowable credits (List) ........................................................................................ [3630]
8. Net capital before haircuts on securities positions ........................................................................................ ▼20 $ _____62,748_____ [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities commitments ........................................................ $ _____ [3660]
   B. Subordinated securities borrowings ........................................................ _____ [3670]
   C. Trading and investment securities:
      1. Exempted securities ........................................................ ▼18 _____ [3735]
      2. Debt securities ........................................................ _____ [3733]
      3. Options ........................................................ _____ [3730]
      4. Other securities ........................................................ _____1475_____ [3734]
   D. Undue Concentration ........................................................ _____ [3650]
   E. Other (List) ........................................................ [3736]  ( _____1475_____ ) [3740]

10. Net Capital ........................................................................................ $ _____61,273_____ [3750]

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| | | |
|---|---|---|
| BROKER OR DEALER | THE LOGAN GROUP SECURITIES | as of ___12/31/2016___ |

## COMPUTATION OF NET CAPITAL REQUIREMENT

### Part A

| | | | |
|---|---|---|---|
| 11. Minimum net capital required (6⅔% of line 19) ............................................................................................... | $ | | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ............................................................... | $ | 5000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) ............................................................................................. | $ | 5000 | 3760 |
| 14. Excess net capital (line 10 less 13) ................................................................................................................... | $ | 56,273 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) ...........................................................₂₂ | $ | 55,273 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | |
|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition ............................................................................. | $ | | 3790 |
| 17. Add: | | | |
| A. Drafts for immediate credit ............................................................................₂₁ $ _____ 3800 | | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited ...................................................................................... $ _____ 3810 | | | |
| C. Other unrecorded amounts (List) ........................................................................ $ _____ 3820 | $ | | 3830 |
| 18. Total aggregate indebtedness ............................................................................................................................ | $ | | 3840 |
| 19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) ................................................ | % | 0 | 3850 |
| 20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) ................................ | % | 0 | 3860 |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

### Part B

| | | | |
|---|---|---|---|
| 21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits ......... | $ | | 3970 |
| 22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ...................................................................₂₃ | $ | | 3880 |
| 23. Net capital requirement (greater of line 21 or 22) ............................................................................................. | $ | | 3760 |
| 24. Excess capital (line 10 less 23) ......................................................................................................................... | $ | | 3910 |
| 25. Net capital in excess of the greater of: | | | |
| A. 5% of combined aggregate debit items or $120,000 .................................................................................. | $ | | 3920 |

## NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement , or
   2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER THE LOGAN GROUP SECURITIES

For the period (MMDDYY) from 01/01/16 [3932] to 12/31/16 [3933]
Number of months included in this statement     12 [3931]

## STATEMENT OF INCOME (LOSS)

**REVENUE**

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .................................................. $ _____ [3935]
   b. Commissions on listed option transactions ....................................................................................................................... 25 [3938]
   c. All other securities commissions ....................................................................................................................................... 443419 [3939]
   d. Total securities commissions ............................................................................................................................................ 443419 [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange ................................................................................... [3945]
   b. From all other trading ....................................................................................................................................................... [3949]
   c. Total gain (loss) ................................................................................................................................................................ [3950]
3. Gains or losses on firm securities investment accounts ....................................................................................................... 941 [3952]
4. Profit (loss) from underwriting and selling groups ................................................................................................................. 26 [3955]
5. Revenue from sale of investment company shares ................................................................................................................ [3970]
6. Commodities revenue ............................................................................................................................................................ [3990]
7. Fees for account supervision, investment advisory and administrative services .................................................................... [3975]
8. Other revenue ........................................................................................................................................................................ [3995]
9. Total revenue ......................................................................................................................................................................... $ 444,360 [4030]

**EXPENSES**

10. Salaries and other employment costs for general partners and voting stockholder officers ................................................... [4120]
11. Other employee compensation and benefits .......................................................................................................................... [4115]
12. Commissions paid to other broker-dealers ............................................................................................................................ [4140]
13. Interest expense .................................................................................................................................................................... [4075]
    a. Includes interest on accounts subject to subordination agreements ........................................ _____ [4070]
14. Regulatory fees and expenses ............................................................................................................................................... 5638 [4195]
15. Other expenses ...................................................................................................................................................................... 18,308 [4100]
16. Total expenses ....................................................................................................................................................................... $ 23,946 [4200]

**NET INCOME**

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) ................................................................ $ 420,414 [4210]
18. Provision for Federal income taxes (for parent only) .............................................................................................................. 28 [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above ..................................................................... [4222]
    a. After Federal income taxes of .................................................................................................. _____ [4338]
20. Extraordinary gains (losses) .................................................................................................................................................. [4224]
    a. After Federal income taxes of .................................................................................................. _____ [4239]
21. Cumulative effect of changes in accounting principles ........................................................................................................... [4225]
22. Net income (loss) after Federal income taxes and extraordinary items ................................................................................. $ 420,414 [4230]

**MONTHLY INCOME**

23. Income (current month only) before provision for Federal income taxes and extraordinary items .......................................... $ _____ [4211]

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER    THE LOGAN GROUP SECURITIES

For the period (MMDDYY) from 01/01/2016 to 12/31/2016

### STATEMENT OF CHANGES IN OWNERSHIP EQUITY
### (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period ...................................................................................................................... $ 23,635 | 4240 |
   A.  Net income (loss) ...................................................................................................................... 420,414 | 4250 |
   B.  Additions (Includes non-conforming capital of ...........................................................89 $ _____ | 4262 | ) | 4260 |
   C.  Deductions (Includes non-conforming capital of........................................... $ (379,715) | 4272 | ) (379,715) | 4270 |

2. Balance, end of period (From item 1800) ...................................................................................................... $ 64,334 | 4290 |

### STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
### TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period ...................................................................................................................... 30 $ _____ | 4300 |
   A.  Increases.................................................................................................................................... _____ | 4310 |
   B.  Decreases ................................................................................................................................. _____ | 4320 |

4. Balance, end of period (From item 3520) ...................................................................................................... $ _____ | 4330 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | THE LOGAN GROUP SECURITIES | as of | 12/31/2016 |
|---|---|---|---|

## EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ............................................................................... X | 4550 |

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained ................................................................ | 4560 |

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm $_{30}$ _____ | 4335 | | 4570 |

D. (k)(3) — Exempted by order of the Commission (include copy of letter) ................................................................ | 4580 |

### Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

| Type of Proposed Withdrawal or Accrual (See below for code ) | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (Yes or No) |
|---|---|---|---|---|---|
| $_{31}$ _____ 4600 | 4601 | 4602 | 4603 | 4604 | 4605 |
| $_{32}$ _____ 4610 | 4611 | 4612 | 4613 | 4614 | 4615 |
| $_{33}$ _____ 4620 | 4621 | 4622 | 4623 | 4624 | 4625 |
| $_{34}$ _____ 4630 | 4631 | 4632 | 4633 | 4634 | 4635 |
| $_{35}$ _____ 4640 | 4641 | 4642 | 4643 | 4644 | 4645 |

Total $ $_{36}$ _____ | 4699 |

**OMIT PENNIES**

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

**WITHDRAWAL CODE:**      **DESCRIPTIONS**

1.      Equity Capital
2.      Subordinated Liabilities
3.      Accruals

# THE LOGAN GROUP SECURITIES

(A SOLE PROPRIETORSHIP)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2016

# THE LOGAN GROUP SECURITIES

## *Table of Contents*

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Proprietor of The Logan Group Securities

We have audited the accompanying statement of financial condition of The Logan Group Securities as of December 31, 2016, and the related statements of income and Proprietor's Equity, and Cash Flows for the year then ended. These financial statements are the responsibility of The Logan Group Securities' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Logan Group Securities as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I – Computation of Net Capital and Schedule II – Computation of net Capital Requirement (Part A) and aggregate indebtedness have been subjected to audit procedures performed in conjunction with the audit of The Logan Group Securities' financial statements. The supplemental information is the responsibility of The Logan Group Securities' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I –Computation of Net Capital and Schedule II – Computation of Net Capital Requirement (Part A) and aggregate indebtedness are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hayward, California

February 27, 2017

1

**THE LOGAN GROUP SECURITIES**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2016**

**ASSETS**

Current Assets

| | |
|---|---|
| Cash and cash equivalents | $ 25,861 |
| Commissions Receivable | 27,813 |
| Prepaid expenses | 1,586 |
| Investments | 9,074 |
| Total Current Assets | $ 64,334 |

**Proprietor's Equity**                                              $ 64,334

See accompanying notes

**THE LOGAN GROUP SECURITIES**
**STATEMENT OF INCOME AND PROPRIETOR'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2016**

| | |
|---|---:|
| Commission and trail fees revenue | $ 443,419 |
| | |
| Expenses | |
| Licenses, regulatory fees and dues | 5,638 |
| Office Supplies | 275 |
| Accounting and auditing fees | 4,625 |
| Administrative support | 6,000 |
| Telephone Expense | 1,100 |
| Conference Room Rental | 3,300 |
| Professional Services | 2,925 |
| Bank charges | 83 |
| Total Expenses | 23,946 |
| Net income from operations | 419,473 |
| | |
| Other income | |
| Investment income | 941 |
| Net income | 420,414 |
| | |
| Proprietor's equity, December 31, 2015 | 23,635 |
| Proprietor's withdrawals | (379,715) |
| | |
| Proprietor's equity, December 31, 2016 | $ 64,334 |

See accompanying notes

**THE LOGAN GROUP SECURITIES**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2016**

**CASH FLOWS FROM OPERATING ACTIVITIES**

| | |
|---|---:|
| Net income | $ 420,414 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| (Increase) decrease in assets | |
| Commissions receivable | (20,576) |
| Prepaid expenses | 245 |
| Net cash provided by operating activities | 400,083 |

**CASH FLOWS FROM INVESTING ACTIVITIES**

| | |
|---|---:|
| Increase in investments | (1,940) |
| Net cash used in investing activities | (1,940) |

CASH FLOWS FROM FINANCING ACTIVITIES

| | |
|---|---:|
| Proprietor's withdrawals | (379,715) |
| Net cash used in financing activities | (379,715) |

| | |
|---|---:|
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 18,428 |
| CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR | 7,433 |
| CASH AND CASH EQUIVALENTS, END OF YEAR | $ 25,861 |

SUPPLEMENTAL DISCLOSURES

| | |
|---|---:|
| Cash paid for interest | $ - |
| Cash paid for taxes | $ - |

See accompanying notes

SUPPLEMENTAL INFORMATION

**THE LOGAN GROUP SECURITIES**
**Notes to the Financial Statements**
**Year Ended December 31, 2016**

1.  **NATURE OF ACTIVITIES**

    The Logan Group Securities (the "Company") is engaged in the sale of variable annuities and mutual funds to individuals, organizations and businesses in California and Colorado. Commissions are paid by the issuing companies to Logan Group Securities. The Company's operations are conducted from the same offices as another entity owned by the owner of the Company. The related proprietorship incurs the burden of substantially all common and administrative expenses, including salaries. The financial position, results of operations and cash flow of the Company differ from those that would have been achieved had the Company operated autonomously.

2.  **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    **Basis of Presentation:** - the accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

    **Revenue Recognition:** - the Company's revenues consist of commissions generated for the sale of annuities and mutual funds and trail fees. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collection of the fee is probable. Generally, these conditions are met, and thus, revenue is recognized, at the time of sale of an investment to the customer.

    **Use of Estimates** – Preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    **Cash and Cash Equivalents** – The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

    **Investments and investment income** - Investments are comprised of investments in equity securities mutual funds, which are stated at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Investment income includes realized and unrealized gains and losses.

    **Income Taxes** – As the Company is a proprietorship, no provision has been made for federal or state income taxes. The tax liability, if any, is that of the sole proprietor.

# THE LOGAN GROUP SECURITiES
## Notes to the Financial Statements (Continued)
### Year Ended December 31, 2016

3. **NET CAPITAL REQUIREMENT**

Pursuant to the net capital provision of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain net capital of not less than $5,000. As of December 31, 2016, the Company's net capital, as calculated and disclosed in the Financial and Operational Combined Uniform Single Report was $61,273.

4. **RELATED PARTY TRANSACTIONS**

The Company has entered into an agreement with a related entity which is owned by the owner of the Company, whereby the Company pays for administrative support, telephone, and to rent storage and conference room space on a monthly basis. During 2016, the Company paid $10,675 to the related entity for these services.

5. **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through February 27, 2017, the date the financial statements were available to be issued.

6. **SUPPLEMENTARY SCHEDULES**

The Securities and Exchange Commission requires the inclusion of certain supplementary schedules with the financial statements of a broker-dealer if the broker-dealer retains customer funds or securities. Logan Group Securities does not retain customer funds or securities. The following schedules are inapplicable and thus have not been prepared:

- Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
- Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3
- A Reconciliation pursuant to Rule 17a-5(d)(4)

6

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| | | |
|---|---|---|
| BROKER OR DEALER | THE LOGAN GROUP SECURITIES | as of ___12/31/2016___ |

### COMPUTATION OF NET CAPITAL

| | | | |
|---|---|---|---|
| 1. Total ownership equity from Statement of Financial Condition | | $ 64,334 | 3480 |
| 2. Deduct ownership equity not allowable for Net Capital | 19 ( | ) | 3490 |
| 3. Total ownership equity qualified for Net Capital | | 64,334 | 3500 |
| 4. Add: | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | 3520 |
| B. Other (deductions) or allowable credits (List) | | | 3525 |
| 5. Total capital and allowable subordinated liabilities | | $ 64,334 | 3530 |
| 6. Deductions and/or charges: | | | |
| A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | 17 $ 1586 | 3540 | |
| B. Secured demand note delinquency | | 3590 | |
| C. Commodity futures contracts and spot commodities – proprietary capital charges | | 3600 | |
| D. Other deductions and/or charges | | 3610 | ( 1586 ) 3620 |
| 7. Other additions and/or allowable credits (List) | | | 3630 |
| 8. Net capital before haircuts on securities positions | | 20 $ 62,748 | 3640 |
| 9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | |
| A. Contractual securities commitments | $ | 3660 | |
| B. Subordinated securities borrowings | | 3670 | |
| C. Trading and investment securities: | | | |
| 1. Exempted securities | 18 | 3735 | |
| 2. Debt securities | | 3733 | |
| 3. Options | | 3730 | |
| 4. Other securities | 1475 | 3734 | |
| D. Undue Concentration | | 3650 | |
| E. Other (List) | | 3736 | ( 1475 ) 3740 |
| 10. Net Capital | | $ 61,273 | 3750 |

30

OMIT PENNIES

NO CHANGE TO PREVIOUSLY FILED AMENDED FOCUS

See accompanying notes

7

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| | | |
|---|---|---|
| BROKER OR DEALER | THE LOGAN GROUP SECURITIES | as of ___12/31/2016___ |

## COMPUTATION OF NET CAPITAL REQUIREMENT

### Part A

11. Minimum net capital required (6⅔% of line 19) .................................................................................................... $ _____ 3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement
    of subsidiaries computed in accordance with Note (A) ................................................................................ $ __5000__ 3758
13. Net capital requirement (greater of line 11 or 12) ................................................................................................ $ __5000__ 3760
14. Excess net capital (line 10 less 13) ........................................................................................................................ $ __56,273__ 3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) ............................................................₂₂ $ __55,273__ 3780

## COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition ................................................................... $ _____ 3790
17. Add:
    A. Drafts for immediate credit ....................................................................................₂₁ $ _____ 3800
    B. Market value of securities borrowed for which no equivalent value
       is paid or credited ........................................................................................................ $ _____ 3810
    C. Other unrecorded amounts (List) ........................................................................... $ _____ 3820  $ _____ 3830
18. Total aggregate indebtedness .......................................................................................................... $ _____ 3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) ......................................... % __0__ 3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) ......................... % __0__ 3860

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

### Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3
    prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits ......... $ _____ 3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of
    subsidiaries computed in accordance with Note (A) .......................................................................₂₃ $ _____ 3880
23. Net capital requirement (greater of line 21 or 22) ................................................................................... $ _____ 3760
24. Excess capital (line 10 less 23) ................................................................................................................ $ _____ 3910
25. Net capital in excess of the greater of:
    A. 5% of combined aggregate debit items or $120,000 ............................................................................. $ _____ 3920

## NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each
    subsidiary to be consolidated, the greater of:
    1. Minimum dollar net capital requirement, or
    2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form
    and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable
    assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

NO CHANGE TO PREVIOUSLY FILED AMENDED FOCUS

See accompanying notes

HANSEN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

22320 FOOTHILL BLVD., SUITE 430

HAYWARD, CALIFORNIA 94541-2744

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Proprietor of The Logan Group Securities

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The Logan Group Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Logan Group Securities claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (i) (the "exemption provisions") and (2) The Logan Group Securities stated that The Logan Group Securities met the identified exemption provisions throughout the most recent fiscal year without exception. The Logan Group Securities' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Logan Group Securities' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hayward, California

February 27, 2017

# THE LOGAN GROUP SECURITIES

February 22, 2017

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F ST NE
Washington, DC 20549

To whom it may concern,

The Logan Group Securities (LGS) is a limited broker-dealer, offering mutual funds and variable products. LGS does not directly handle customer funds or securities or any other duties associated with a clearing broker-dealer. LGS is registered with the U.S. Securities and Exchange Commission (SEC.).

In accordance with Rule 17a-5 of §240 of the Securities and Exchange Act of 1934, LGS performs an annual audit and files a "Report pursuant to rule 17a-5 under the Securities Exchange Act of 1934" with the SEC. In the report, LGS claims exemption to Rule 15c3-3 based on exemption k (2)(i), which is noted below.

(k) *Exemptions.*
(2) The provisions of this section shall not be applicable to a broker or dealer:
(i) Who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities *for,* or owe money or securities *to,* customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts each to be designated as "Special Account for the Exclusive Benefit of Customers of LGS".

The nature of the business of LGS qualifies the firm for this exemption. Further, management has evaluated transactions executed for the year and has verified that no customer funds have been received or distributed for securities transactions or for customer accounts; and LGS does not maintain customer accounts. Therefore, LGS has met the identified exemption provisions through out the recent fiscal year without exception.

Sincerely,

Kevin Logan
Sole Proprietor

Broker/Dealer • Member FINRA & SIPC • Registered Investment Advisor
2150 Douglas Blvd, Suite 240, Roseville, CA 95661
(916) 791-3200   Fax: (916) 791-6555   (800) 684-4730